

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 18, 2010

By facsimile to (330) 208-1001 and U.S. Mail

Mr. Joseph M. Gingo
Chairman, President, and Chief Executive Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333

Mr. A. John Knapp, Jr.
President and Chief Executive Officer
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Re: A. Schulman, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-4
        Filed March 11, 2010
        File No. 333-164085

Dear Messrs. Gingo and Knapp:

        We reviewed the filing and have the comments below.

Background of the Merger, page 43

1.   Please disclose how the members of the Special and Strategic Committees were
        determined.

2.   We reissue prior comment 4. Please refer to Item 4(a)(2) of Form S-4.

Presentation by ICO's Industry Consultant, page 59

3.   Refer to prior comment 5. Please identify the four other companies in ICO's industry
        selected by Arthur D. Little, Inc. as providing potential alternatives to a transaction with
        A. Schulman.

Closing

        As appropriate, please amend the registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

        Notwithstanding our comments, when A. Schulman requests acceleration of the effective
date of the pending registration statement, provide a written statement from each of A. Schulman
and ICO acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve A. Schulman and ICO from their
  full responsibility for the adequacy and accuracy of the disclosure in the filing.

- A. Schulman and ICO may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or any
  person under the federal securities laws of the United States.

Mr. Joseph M. Gingo
Mr. A. John Knapp, Jr.
March 18, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David C. Minc, Esq.
        Vice President, Chief Legal Officer, and Secretary
        A. Schulman, Inc.
        3550 West Market Street
        Akron, OH 44333

J. Bret Treier, Esq.
Vorys, Sater, Seymour and Pease, LLP
106 South Main Street, Suite 1100
Akron, OH 44308

Lyle G. Ganske, Esq.
James P. Dougherty, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH 44114

Charlotte Fischer Ewart, Esq.
General Counsel and Secretary
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Gene J. Oshman, Esq.
Ryan Maierson, Esq.
Baker Botts L.L.P.
1 Shell Plaza
901 Louisiana Street
Houston, TX 77002-4995

David Taylor, Esq.
Locke Lord Bissell & Liddell LLP
600 Travis Street, Suite 3400
Houston, TX 77002-3095